

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2024

Wai Hong Lao
Chief Executive Officer and Director
Galaxy Payroll Group Ltd
25th Floor, Ovest
77 Wing Lok Street
Sheung Wan, Hong Kong

> **Re: Galaxy Payroll Group Ltd**
> **Amendment No. 11 to Registration Statement on Form F-1**
> **Filed July 31, 2024**
> **File No. 333-269043**

Dear Wai Hong Lao:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 2, 2024 letter.

Amendment No. 11 to Registration Statement on Form F-1 filed July 31, 2024

General

1. We note your filing includes audited financial statements that are older than 12 months. Since this represents an IPO for your ordinary shares, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4.

2. Please refer to the registration statement cover page. Please check the applicable check box on the cover page regarding the registration of securities pursuant to Rule 415 of the Securities Act of 1933. Additionally, please revise the Item 9. Undertakings section on page II-1 to include the undertakings required by Item 512(a) of Regulation S-K related to Rule 415 offerings.

3.   Please refer to the Selling Shareholders Plan of Distribution section on page Alt-3. We note your disclosure that "[a]ny broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part." Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

4.   Please revise to update your disclosure as of the last full financial year ended June 30, 2024 in your section entitled Compensation of Directors and Executive Officers, and also revise your disclosure on page 63 to provide the revenue breakdown by geographic market and activity for such period. Additionally, revise your section entitled Related Party Transactions to include a discussion of your last three financial years up to the date of the prospectus. Refer to Items 4.B.2, Item 6.B and 7.B of Form 20-F.

      Please contact Stephen Kim at 202-551-3291 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Fei Chen, Esq.